American Axle & Manufacturing, Inc.

Pricing Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-175508-01

Registration No. 333-175508

Dated: November 5, 2013

American Axle & Manufacturing, Inc.

Pricing Term Sheet

Issuer:	American Axle & Manufacturing, Inc.
Guaranteed by:	American Axle & Manufacturing Holdings, Inc. and certain subsidiaries
Face:	$200,000,000
Net Proceeds to Issuer Before Expenses:	$197,250,000
Maturity:	February 15, 2019
Coupon:	5.125%
Price:	100.000% of face amount
Yield to Maturity:	5.120%
Spread to Treasury:	+365 basis points
Benchmark:	UST 2.750% due February 15, 2019
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2014
Equity Clawback:	Prior to November 15, 2015, up to 35% at 105.125%
Redemption Provisions:
Optional Redemption:	Make-whole call @ T+50 basis points prior to November 15, 2015, plus accrued and unpaid interest to the redemption date, then:
	On or after:	Price:
	November 15, 2015	102.563%
	November 15, 2016	101.281%
	November 15, 2017 and thereafter	100.000%
Change of Control:	Put @ 101% of principal plus accrued and unpaid interest
Trade Date:	November 5, 2013
Settlement:	(T+4); November 12, 2013
CUSIP:	02406P AN0
ISIN:	US02406PAN06

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates and a preliminary prospectus supplement relating to this offering. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

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